Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-254005)

Subject Companies:

Ardagh Metal Packaging S.A.

Gores Holdings V, Inc.

(Commission File No. 001-39429)

The following is a transcript of the Ardagh Metal Packaging S.A. first quarter 2021 update call held on Friday, April 30, 2021.

Ardagh Metal Packaging First Quarter 2021 Update Call

Friday, 30th April 2021

Operator:                                            Hello and welcome to the Ardagh Metal Packaging First Quarter 2021 Update call. Throughout the call, all participants will be in a listen only mode. And afterwards, there will be a question and answer session. Please note this call is being recorded. I will now hand over to Oliver Graham, CEO. Please begin your meeting.

Oliver Graham:            Thank you. Welcome everyone and thank you for joining us today for this Ardagh Metal Packaging first quarter 2021 update call. We are excited to be forming AMP and delighted to be able to share today more details on our plans and progress. Today’s call follows the publication yesterday of Ardagh Group’s first quarter results, of which the Metal Packaging Americas and Metal Packaging Europe segments together represent the operations of AMP. I am joined today by David Bourne, our Chief Financial Officer, and by John Sheehan, Corporate Development & Investor Relations Director.

Our remarks today will include certain forward-looking statements. These reflect circumstances at the time they are made, and the Company expressly disclaims any obligation to update or revise any forward-looking statements. Actual results or outcomes may differ materially from those that may be expressed or implied, due to a wide range of factors, including those set forth in our SEC filings and news releases.

Before commencing, we would direct you to our various SEC filings, which include our Registration Statement on Form F-4, which includes a prospectus and a proxy statement, and contains important information about our metal packaging business, Gores Holdings V and the proposed transactions, including a discussion of the risks that could affect the proposed transactions.  Copies of the Registration Statement, the Gores Holdings V proxy statement and other documents including an investor presentation filed with the SEC relating to the proposed transactions will be available free of charge on the SEC website.  This conference call is for informational purposes only and shall not constitute a solicitation of a proxy from any person or an offer to buy or sell any securities in any jurisdiction in which the offer or sale would be unlawful prior to the registration or qualification under the securities laws of any jurisdiction.

The purpose of today’s call is

•                                          To briefly outline AMP’s position as a 100% pure play producer of infinitely-recyclable sustainable beverage cans, with a clear roadmap to grow volumes by over 50% and double EBITDA by 2024.

•                                          To recap on a strong first quarter performance.

•                                          To update you on progress with our Business Growth Investment program

•                                          And, finally, to update on progress with the Gores SPAC transaction since this was announced in February last.

If I start with a quick overview for those less familiar with AMP…

•                                          We are a leading global player in the beverage can market, with 24 production facilities, the latest of which is currently under construction at a brownfield site acquired late last year in Huron, Ohio.

•                                          We have a well-invested asset base, with highly experienced and best-in-class management and operating teams. Our assets in Europe and Brazil are mostly the former Ball assets, while those in North America are the former Rexam assets. Since the formation of AMP almost five years ago, through the acquisition of former Ball / Rexam assets, Ardagh has consistently invested in the asset base, including adding an ends plant in Manaus, Brazil.

•                                          We have also focused our investment in specialty cans, where we are a leader with currently 44% of our volumes being in specialty formats and we have developed a highly attractive footprint in all our regions.

And, as I will outline later, we see the current strong market growth rates continuing for the foreseeable future.

Our asset base is complemented by our ESG credentials. AMP is a leader in sustainability across packaging, a consideration that is uppermost in the minds of both our customers and end consumers. We have a clear sustainability strategy that covers all environmental, ecological and social aspects.

•                                          On the environmental side, we have committed to adopt Science Based Sustainability Targets.

•                                          On the ecological side, it is about ensuring and promoting the circular economy for which aluminum is one material that can become 100% recycled in time.

•                                          And, we are a leader on social sustainability, focused on giving back to the communities in which we operate, as well being committed to the diversity and inclusion agenda throughout our organization.

AMP today is a result of rigorous and focused management-driven transformation in the period since Ardagh’s acquisition of the assets to form AMP, to improve its positioning and growth prospects. We took the time after the acquisition to integrate the various assets and combine them into a truly unified and high-performing organization. In parallel, we targeted new high-growth beverage categories and also new faster growing customers, which helped us to significantly diversify and improve our customer mix, especially in North America.

Further, we focused on the higher growth and higher margin specialty can segment. Over 80% of the capacity that will be added under our growth plan is in specialty can. This focus is a key driver for our profitability as specialty cans will make up 55-60% of our product portfolio following this investment program. On top of this transformation process and the resulting benefits, the medium and long-term industry dynamics remain very favorable, mostly driven by changing consumer preferences and sustainability awareness.

Our asset base provides the platform for our investment program to capitalize on the multifaceted growth opportunities, driven by long-term megatrends in our markets. These vary by geography:

•                                          In North America, new products and emerging categories are driving significant growth - the design and sustainability positioning of the can, coupled with the shift to specialty, are key positives over other substrates. It is estimated that around 75% of new beverage product launches today are in cans

•                                          Europe is leading the way on sustainability, and both consumers and regulators are driving increased use of aluminum in place of plastic. New products and specialty cans contribute further to growth.

•                                          In Brazil, currently the fastest growing of our markets, growth from long-term GDP growth and a switch to one-way packaging — away from returnable glass bottles — is under way.

Sustainability and new product trends, currently driving the market in Europe, will be an increasing tailwind in Brazil a few years from now.

In addition, across the board, for retailers and others in the supply chain, the can’s transportability, efficiency and robustness all enhance its appeal

It’s worth highlighting on slide 20, that the potential conversion opportunity from plastic, which is facing significant consumer and regulatory pushback, is massive. While we don’t underestimate the plastics industry, the journey to develop the necessary recycling infrastructure is long and the cost of recycling plastic will be significant. Consumers will be the ultimate determinant and a shift of only 1% of the current plastic market to aluminum would translate to a 5% increase in industry volume demand in beverage cans, equal to nearly all of the capacity being added through AMP’s current expansion plan.

In summary, the industry growth we expect for the foreseeable future represents an inflection point and a fundamental change in demand. Historically the industry had grown at 3-4% rates in established markets. Today, North America and Europe are growing at a 5-7% rate, with Brazil is projected to grow at up to 10% annually.

Add to this the estimates of up to 10 billion cans either imported or not supplied to the NA market in 2020, as well as the backlog in pack mix conversion due to a lack of supply — and it is clear it will take the industry many years to catch up to current demand levels

I referenced earlier the evolution in our customer and business mix since AMP was formed in 2016. Today, we have a very diversified customer base, and our capacity is fully backed by multi-year agreements. Our customer base includes an attractive mix of traditional brand leaders and higher growth new market entrants, and AMP is a critical growth partner to each.

We are over 95% contracted out to 2022 and expect to be largely contracted through 2024 by end of this year. Our customers are very focused on making sure they can support their growth plans in the years ahead and, recently, we have seen both contract renewals accelerated, and contract durations lengthened to ensure this is the case.

Of note in relation to customers is AMP’s outsized relevance to our customers, including major brewers and spirits producers, given Ardagh’s large and highly complementary relationships with them on the Glass side. This is unique in our industry.

If I move to our $1.8 billion 2021-2024 Business Growth Investment plan that we detailed in February. This involves us adding approximately 21 billion cans to our capacity, of which over 10 billion units will be in the US and the balance between Europe and Brazil. In addition to de-risking these projects commercially — by means of a diversified customer base and long-term customer contracts — we have consciously de-risked them operationally by focusing our investment on what we term “under our roof” projects, which means an add-on or extension to an existing plant. These projects carry reduced execution risk, as we can leverage our existing infrastructure and skill base, in contrast to greenfield projects, where there are challenges of permitting, hiring and training.

•                                          If you take North America, we have three main projects that will add over 10 billion cans by the end of 2022. The first, in Olive Branch, Mississippi, has seen us recently add two high sleek speed lines to our existing plant. We are currently replicating this investment in Winston-Salem, North Carolina. And our Ohio brownfield plant, that I referred to earlier, will leverage the existing infrastructure and workforce at our nearby Fremont facility, some 40 minutes’ drive away. I should note that our North American team is highly experienced and has previously built several new plants in Central America over the years.

•                                          Similarly, in Europe, where we plan to add significant capacity in the UK and Germany to meet our customers’ growth, our projects are largely expected to be under our own roof.

•                                          And, in Brazil, our Jacarei, Alagoinhas and Manaus expansions are under the roof. We have one greenfield facility in our plan. The team that is building the greenfield has built new plants in Brazil over the years, including our Manaus ends plant in 2018, and will be supported by   external contractors as required.

In addition, we have also added additional internal and external resource to support this execution phase. In summary, our $1.8bn investment program is significant, is proportionate to the market development, and has been de-risked, from a commercial and operational perspective, while offering attractive returns and being highly free cash flow accretive

Looking beyond this financial plan, we have significant growth opportunities beyond our current capacity expansion plans that fall into several different categories. These primarily comprise projects in each of our existing geographies of the US, Brazil and Europe. Any such opportunities that we proceed with will be backed by long-term customer agreements. Our customers are also talking to us about entering new geographies, which we would selectively be open to doing with appropriate customer contract backing. However, certain markets, currently including China and India, do not figure in our plans. Finally, our marketing efforts are designed to identify and align with new and emerging players and beverage categories, as we did with hard seltzers. We are investing in new technologies to allow us to do smaller runs and to support companies as they grow, which drives organic growth opportunities for AMP. We see these as realistic opportunities that could be additive to our plan

If I now move to our first quarter 2021 performance; trading was very strong in the period, as demand for sustainable beverage cans continued to benefit from the structural growth drivers I have referred to earlier. Our operating performance was strong across our network, thanks to the continued unwavering commitment of our people and the support of our business partners.

To highlight some specifics for the quarter

•                                          Global beverage can shipments increased by 8% compared with the first quarter of 2020, with similar levels of growth in both the Americas and Europe.

•                                          Specialty can volumes increased by 16%, with strong growth across both regions, and reached 44% of total volumes in the quarter.

•                                          Revenues increased by 13% to $939 million in the quarter, and were up 9% on a constant currency basis, and

•                                          Adjusted EBITDA grew by 29% to $148 million, representing a constant currency increase of 23%.

As these numbers illustrate, we maintained strong momentum through the quarter and executed very well throughout the period.

Looking in a little more detail by segment, as reported yesterday;

In the Americas revenue increased by 13% to $503 million in the quarter. Total shipments increased by 8%, led by strong growth in Brazil, where new capacity came online in late 2020. North American shipments increased by 7% in the quarter, compared with the same period last year.  First quarter Adjusted EBITDA increased by 34% to $82 million, due to strong shipment growth, a favourable product and end market mix and a strong   performance across our network.

Revenue for the quarter of $436 million in Europe reflected shipment growth of 8% compared with the same period last year. Demand across all regions and end markets remained strong and our end market mix and broad geographical position was a positive. Adjusted EBITDA increased by 12% to $66 million in the quarter, reflecting higher shipments and strong operating performance.

Inventories remain low across our business, and our 2021 output is fully sold.

The structural tailwinds I have outlined earlier, and which underpinned this strong first quarter performance, remain in place, namely;

In the US market, growth in newer beverage categories, such as hard seltzers and sparkling waters, coupled with ongoing innovation across the beverage sector, complementing sustainability-driven pack mix gains for the can. These tailwinds augment an existing market deficit, which has necessitated significant levels of can imports into the US in recent years. In Brazil, the shift from returnable glass to one-way packaging has accelerated during the pandemic, complementing Brazil’s longstanding growth dynamics. And, in Europe, our geographic presence in the faster-growing markets, together with a heightened focus on sustainability than in other regions.

In response to this market dynamic, execution of our $1.8 billion 2021-2024 Business Growth Investment program, principally focused on specialty can expansion, remained on track in the quarter.

•                                          Of particular note, in the US our two new lines in Olive Branch, Mississippi, continued their ramp up during the quarter, taking Olive Branch from a three-line to a five-line plant, one of the largest and most efficient in our network. Ramp up and further speed-ups will continue through the remaining quarters of this year. Elsewhere in the US, our project to add a similar two new lines in Winston Salem, North Carolina, is well in progress, while construction and other works, as well as hiring, is also in progress at the Huron, Ohio, brownfield.

•                                          Staying in the Americas, in Brazil we are making good progress on the speed up of our Jacarei plant, while planning the expansion of Alagoinhas with a third line and the new greenfield site in Minas Gerais state, both of which will start production late in 2022

•                                          In Europe, where our growth investments are spread across multiple plants, we are ramping up additional sleek capacity installed at the beginning of the year in the Netherlands and France, while commencing building work for the addition of a high-speed aluminum line in Germany. In the UK we are preparing to increase capacity at our Rugby plant for 2022 and finalizing plans for the next stage of investment in the UK to meet the high growth of our customers in that market.  This next stage will come online in 2023.

Before moving to Q&A, I will briefly update on the transaction progress and next steps.

In February, we priced an upsized offering of $2.8 billion equivalent green bonds, leaving our current growth plans fully funded. In April, the separation from Ardagh took place. Our filings with the SEC are well-advanced and we anticipate closing the transaction before the end of the second quarter.

To conclude, we have made an excellent start to the year and are experiencing strong momentum in the business. Demand remains strong in all our regions, and we look forward to continued progress over the remainder of 2021 and beyond, in line with our growth plans.

Having made these opening remarks, we are now happy to take any questions you may have.

Operator:                                            And we will take our first question from Roger Spitz with Bank of America. Please go ahead.

Roger Spitz:                              Thank you. Good morning. Can you provide seasonality of working capital, which, I mean, sort of the typical US dollar outflow normally early in the year and the inflow, what does the peak to trough cycle look like in terms of dollars in and out?

Oliver Graham:            Sure, I’ll hand that to David.

David Bourne:                So we typically have a working capital outflow in quarter one of the magnitude of $125 to $150 million. And then that is our low point. We could actually take that back over the course of the next three quarters.

Roger Spitz:                              Perfect. And then how should we think about a cash tax rate either in 2021 or perhaps a normalized cash tax rate in the future?

David Bourne:                So, cash tax 2021 will be circa around the $50 million mark, probably the same for 2022 shielded by the BGI. It will rise if the BGI drops away at that point.

Roger Spitz:                              Thank you very much.

Operator:                                            And next we will hear from Anojja Shah with BMO Capital Markets. Please go ahead.

Anojja Shah:                       Hi, good morning. I was wondering if we could talk about the pricing environment in Europe right now. We’re hearing lots of positive things, and I just wanted to see if you’re hearing signs of improvement in pricing and terms similar to the improvement we saw in North America a few years ago.

Oliver Graham:            Look, I think Europe has got the growth. Pre pandemic it grew up, we think 7% on a 70 billion market. And through the pandemic, particularly in Northern Europe, it has had very strong growth. And that has meant that customers have been coming to us earlier. And we have been contracting out for longer and that has led to some improvement in terms, as you’ve been hearing.

Anojja Shah:                       Okay, great. Thank you. And just around the sustainability conversation and the reduction of single use plastics, are you seeing any pickup in chatter about canned water, still water, and maybe you can talk about UK versus US?

Oliver Graham:            So I think looking in both markets that you’re seeing the beginnings of still water in cans and certainly the big brands that are looking at that, plus significant numbers of startups. I think the first wave of substitution of still water in plastic we’re seeing into cans is actually coming in sparkling waters, value-added waters, other refreshment drinks, or re-energize or rehydrate drinks. You’re seeing a lot of innovation around electrolyte as additives, around caffeine-infused. And so I think that’s why we’re seeing the first wave of substitution before the still water substitution. That’s the wave I think we expect to come in a few years’ time when people have worked off the investments that they got in PET lines. And also when people I think have faced into the trends that the consumer is driving.

Anojja Shah:                       Great. Thank you very much.

Operator:                                            Thank you. And we’ll hear from Roger Spitz with Bank of America. Please go ahead.

Roger Spitz:                              Thanks for the follow-up. I wonder if you could provide sort of the Q1 2021 financial statements and the Q1 2020 in like for like fashion to match up with the annual financial statements we got with the prior disclosures.

Oliver Graham:            Sure. David, do you want to take that?

David Bourne:                Yes the results, as represented for the perimeters of beverage Europe and beverage Americas in the AGSA statements for quarter one, marry up very closely with what you’ve seen in a registration statement on the form F-4 basis. So I think you can assume the perimeter is exactly the same and the basis of prep is substantially the same too.

John Sheehan:                Roger, the transaction is closing in Q2. In advance of the Q2 results being reported, we will provide some quarterly historicals. Obviously, the F-4 filings have the annuals, but we will provide some quarterly detail there also for people.

Roger Spitz:                              Thanks very much. Appreciate it.

Operator:                                            And at this time, there are no further questions in queue. I will now hand back the call over to Oliver Graham for additional or closing remarks.

Oliver Graham:            Thank you very much, everybody, for taking the time for this first quarter update from AMP. We look forward to updating you further Q2, and in the meantime, please stay safe and keep well.

Operator:                                            And this concludes today’s call. We thank you for your participation. You may now disconnect.

**********

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the business combination agreement, (i) Ardagh Metal Packaging S.A. (“AMPSA”) has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) constituting a prospectus of AMPSA and including a proxy statement of Gores Holdings V, Inc. (“GHV”) (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the business combination agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the business combination agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about GHV, AMPSA and the proposed business combination.

Investors and security holders can obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. Ardagh Group S.A. (the “Company” or “AGSA”), GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed business combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including the anticipated timing of the proposed business combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed business combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed business combination on

AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed business combination; (vii) the ability to maintain, prior to the closing of the proposed business combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed business combination, AMPSA’s shares on the New York Stock Exchange; (viii) the price of GHV’s securities prior to the closing of the proposed business combination, and AMPSA’s shares after the closing of the proposed business combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This document includes information related to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT — EEA AND UK RETAIL INVESTORS

The shares to be issued by AMPSA in the business combination (the “AMPSA Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.